EXHIBIT 99.1

NXT Announces Convertible Debenture Conversion

CALGARY, AB / ACCESS Newswire / June 26, 2025 / NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) is pleased to announce that MCAPM, LP and Michael P. Mork (together “Mork Capital”), have converted all their debentures, totaling US$3,375,000, into 15,605,088 common shares of the Company.   Mork Capital now owns approximately 30,526,321 common shares of the Company, or 28.0% of the total issued and outstanding common shares of NXT.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact for NXT Energy Solutions Inc.:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

SOURCE: NXT Energy Solutions, Inc.